FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

October 6, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 6, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX) (“Grandview” or the “Company”) is pleased to announce today that it just completed the third diamond drill hole of the 2006 program on the Pony Creek property located on the Carlin Trend in Nevada, just south of the two million ounce, open-pit Rain Deposit. The hole intersected extensive hydrothermal alteration zones signifying excellent gold potential.

Multiple alteration zones including silification, argillic alteration and secondary pyrite; key alteration products in Carlin Trend deposits, have been identified. The second hole intersected a +800 foot intercept to a depth of 2,970 feet of these alteration assemblages. Intense secondary pyrite within fractures and disseminated through the more permeable host rock was also associated with these alteration zones, further reinforcing strong potential for disseminated Carlin Type mineralization.

Deep oxidization was also associated with silicified zones indicating faulting may be quite extensive. The host rock description for the alteration is believed to be consistent with the Webb Formation, which is considered a primary target in the area and base host for mineralization at the two million ounce Rain Mine and the Trout Creek deposit located just north of Pony Creek.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada’s Carlin Trend is the most prolific gold region in the world. With over 900 claims over 30 square miles (7,285 hectares) under option from Mill City Gold Corp, Grandview Gold’s Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

Grandview Interim CEO, Dr. Michael Hitch, anticipates assay results for the first two holes to be released mid October. “We are aggressively pursuing our 2006 drilling program, which includes 30,000 feet of drilling. Work to date has narrowed the target field and alteration and mineral assemblages continue to be encouraging. We have excellent geologists on the ground and a successful model for reducing exploration costs and maintaining focus on what

Grandview Gold Inc.

advanced geophysical and geochemical science indicate to be the lowest risk, most economically favorable drill target within the system model.”

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0-million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Item 5.	Full Description of Material Change

October 6, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX) (“Grandview” or the “Company”) is pleased to announce today that it just completed the third diamond drill hole of the 2006 program on the Pony Creek property located on the Carlin Trend in Nevada, just south of the two million ounce, open-pit Rain Deposit. The hole intersected extensive hydrothermal alteration zones signifying excellent gold potential.

Multiple alteration zones including silification, argillic alteration and secondary pyrite; key alteration products in Carlin Trend deposits, have been identified. The second hole intersected a +800 foot intercept to a depth of 2,970 feet of these alteration assemblages. Intense secondary pyrite within fractures and disseminated through the more permeable host rock was also associated with these alteration zones, further reinforcing strong potential for disseminated Carlin Type mineralization.

Deep oxidization was also associated with silicified zones indicating faulting may be quite extensive. The host rock description for the alteration is believed to be consistent with the Webb Formation, which is considered a primary target in the area and base host for mineralization at the two million ounce Rain Mine and the Trout Creek deposit located just north of Pony Creek.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada’s Carlin Trend is the most prolific gold region in the world. With over 900 claims over 30 square miles (7,285 hectares) under option from Mill City Gold Corp, Grandview Gold’s Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

Grandview Interim CEO, Dr. Michael Hitch, anticipates assay results for the first two holes to be released mid October. “We are aggressively pursuing our 2006 drilling program, which includes 30,000 feet of drilling. Work to date has narrowed the target field and alteration and mineral assemblages continue to be encouraging. We have excellent geologists on the ground and a successful model for reducing exploration costs and maintaining focus on what advanced geophysical and geochemical science indicate to be the lowest risk, most economically favorable drill target within the system model.”

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Grandview Gold Inc.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0-million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Michael Hitch
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 6th day of October 2006.

Grandview Gold Inc.

"Michael Hitch"

Michael Hitch,
Chief Executive Officer

Grandview Gold Inc.